SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2005 together with Independent Accountant’s Review Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2005

TOGETHER WITH INDEPENDENT

ACCOUNTANT’S REVIEW REPORT

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2005	12-31-2004
ASSETS
CASH AND DUE FROM BANKS
Cash	464,295	414,492
Due from banks and correspondents	1,329,946	1,208,591

	1,794,241	1,623,083

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	782,550	729,084
Holdings for trading or financial transactions (Exhibit A)	8,716	10,297
Unlisted Government Securities (Exhibit A)	407,387	492,272
Instruments issued by the BCRA (Exhibit A)	674,692	740,747
Investments in listed private securities (Exhibit A)	983	291
Less: Allowances (Exhibit J)	55,372	55,325

	1,818,956	1,917,366

LOANS
To government sector (Exhibits B, C and D)	6,155,917	6,084,704
To financial sector (Exhibits B, C and D)	99,139	60,732
To non financial private sector and residents abroad (Exhibits B, C and D)	2,566,889	2,290,968

Overdraft	335,442	271,841
Discounted instruments	230,413	251,332
Real estate mortgage	392,668	400,585
Collateral Loans	7,823	6,967
Consumer	151,101	137,396
Credit cards	352,370	354,451
Other	1,179,989	957,127
Interest and listed-price differences accrued and pending collection	27,303	23,787
Less: unallocated collections	109,318	111,594
Less: Interest documented together with main obligation	902	924
Less: Difference arising from purchase of portfolio	86	88
Less: Allowances (Exhibit J)	119,551	118,796

	8,702,308	8,317,520

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	314,454	325,593
Amounts receivable for spot and forward sales to be settled	303,915	380,778
Instruments to be received for spot and forward purchases to be settled	45,251	18,486
Unlisted corporate bonds (Exhibits B, C and D)	89,171	99,691
Other receivables not covered by debtor classification regulations	18,518	18,043
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	15,112	12,841
Interest accrued and pending collection not covered by debtor classification regulations	98,777	90,764
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	2,473	2,121
Less: Allowances (Exhibit J)	12,272	12,757

	875,399	935,560

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	74,241	57,413
Less: Allowances (Exhibit J)	1,319	1,162

	72,922	56,251

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	47,589	46,955
Other (Note 5) (Exhibit E)	280,505	270,662
Less: Allowances (Exhibit J)	11,513	11,711

	316,581	305,906

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	2,544	2,999
Other (Note 5)	309,018	214,702
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	16	56
Other interest accrued and pending collection	2	2
Less: Allowances (Exhibit J)	231,446	153,423

	80,134	64,336

PREMISES AND EQUIPMENT (Exhibit F)	349,344	351,041

OTHER ASSETS (Exhibit F)	77,603	95,277

INTANGIBLE ASSETS (Exhibit G)
Goodwill	30,431	32,088
Organization and development expenses	721,582	769,119

	752,013	801,207

SUSPENSE ITEMS	763	1,210

TOTAL ASSETS	14,840,264	14,468,757

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2005	12-31-2004
LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	204,290	198,593
Financial sector	32,684	22,879
Non financial private sector and residents abroad	9,596,646	8,973,015

Checking accounts	1,843,784	1,655,905
Savings deposits	2,497,898	2,369,164
Time deposits	4,480,964	4,167,741
Investments accounts	157,131	159,193
Other	354,126	383,432
Interest and listed-price differences accrued payable	262,743	237,580

	9,833,620	9,194,487

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	1,610,376	1,764,058

Other	1,610,376	1,764,058
Banks and International Institutions (Exhibit I)	213,871	251,005
Non-subordinated corporate bonds (Exhibit I)	315,727	321,181
Amounts payable for spot and forward purchases to be settled	61,369	16,159
Instruments to be delivered for spot and forward sales to be settled	326,455	423,051
Financing received from Argentine financial institutions (Exhibit I)	4,200	2,900
Other (Exhibit I)	309,053	338,785
Interest and listed-price differences accrued payable (Exhibit I)	168,970	122,049

	3,010,021	3,239,188

OTHER LIABILITIES
Other (Note 5)	84,418	89,729

	84,418	89,729

ALLOWANCES (Exhibit J)	260,415	232,808

SUBORDINATED CORPORATE BONDS	—	60,307

SUSPENSE ITEMS	3,278	33,786

TOTAL LIABILITIES	13,191,752	12,850,305

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders’ equity)	1,648,512	1,618,452

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,840,264	14,468,757

MEMORANDUM ACCOUNTS

	03-31-2005	12-31-2004
DEBIT ACCOUNTS
Contingent
– Credit lines obtained (unused portion)	126,536	—
– Guarantees received	5,039,491	5,218,789
– Contra contingent debit accounts	2,998,384	2,990,328

	8,164,411	8,209,117

Control
– Receivables classified as irrecoverable	433,946	436,965
– Other (Note 5)	22,564,387	29,050,239
– Contra control debit accounts	165,473	207,304

	23,163,806	29,694,508

Derivatives
– Contra debit derivatives accounts	63,148	19,361
– “Notional” amount of non-deliverable forward transactions	90,522	28,173

	153,670	47,534

For trustee activities
– Funds received in trust	16,809	10,758

	16,809	10,758

TOTAL	31,498,696	37,961,917

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	311,569	272,854
– Guarantees provided to the BCRA	2,376,133	2,387,972
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	243,994	219,798
– Other covered by debtor classification regulations (Exhibits B, C and D)	66,688	109,704
– Contra contingent credit accounts	5,166,027	5,218,789

	8,164,411	8,209,117

Control
– Items to be credited	138,726	173,837
– Other	26,747	33,467
– Contra control credit accounts	22,998,333	29,487,204

	23,163,806	29,694,508

Derivatives
– “Notional” amount of non-deliverable forward transactions	63,148	19,361
– Contra debit derivatives accounts	90,522	28,173

	153,670	47,534

For trustee activities
– Contra credit accounts for trustee activities	16,809	10,758

	16,809	10,758

TOTAL	31,498,696	37,961,917

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	03-31-2005	03-31-2004
FINANCIAL INCOME
Interest on cash and due from banks	5,017	2,552
Interest on loans to the financial sector	1,352	84
Interest on overdraft	7,047	5,368
Interest on discounted instruments	3,945	1,799
Interest on real estate mortgage loans	10,549	11,457
Interest on pledged loans	222	63
Interest on credit card loans	4,629	4,453
Interest on other loans	25,191	19,284
Interest on other receivables from financial transactions	1,347	1,440
Income from guaranteed loans - Decree 1387/01	59,348	37,943
Net income from government and private securities	16,724	18,782
Indexation by benchmark stabilization coefficient (CER)	185,698	51,626
Indexation by salary variation coefficient (CVS)	—	24,518
Other	21,793	10,443

	342,862	189,812

FINANCIAL EXPENSE
Interest on checking accounts	3,403	3,289
Interest on savings deposits	811	1,340
Interest on time deposits	31,932	29,962
Interest on financing to the financial sector	20	57
Interest on other liabilities from financial transactions	4,316	6,210
Other interest	20,767	24,806
Indexation by benchmark stabilization coefficient (CER)	92,527	24,691
Other	8,155	14,043

	161,931	104,398

GROSS INTERMEDIATION MARGIN – GAIN	180,931	85,414

ALLOWANCES FOR LOAN LOSSES	9,222	18,401

SERVICE CHARGE INCOME
Related to lending transactions	17,846	16,273
Related to liability transactions	44,692	36,591
Other commissions	8,419	7,103
Other (Note 5)	21,394	14,360

	92,351	74,327

SERVICE CHARGE EXPENSE
Commissions	9,629	7,517
Other (Note 5)	4,443	3,586

	14,072	11,103

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2005	03-31-2004
ADMINISTRATIVE EXPENSES
Payroll expenses	68,173	56,612
Fees to Bank Directors and Statutory Auditors	57	57
Other professional fees	4,713	3,573
Advertising and publicity	6,889	6,055
Taxes	4,089	4,308
Other operating expenses (Note 5)	36,039	39,904
Other	8,998	7,621

	128,958	118,130

NET GAIN FROM FINANCIAL TRANSACTIONS	121,030	12,107

OTHER INCOME
Income from long-term investments	10,699	18,342
Punitive interests	60	73
Loans recovered and reversals of allowances	11,377	307,447
Other (Note 5)	79,078	2,765

	101,214	328,627

OTHER EXPENSE
Punitive interests and charges paid to BCRA	9	39
Charge for uncollectibility of other receivables and other allowances	111,089	83,919
Amortization of difference arising from judicial resolutions	53,995	48,028
Other	20,191	8,847

	185,284	140,833

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	36,960	199,901

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	6,900	187,997

NET INCOME FOR THE PERIOD	30,060	11,904

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2005								2004
Movements	Capital Stock	Noncapitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings		Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
		Premiums on the issuance of shares		Legal	Other (2)
1. Balance at beginning of fiscal year	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,478,985)	1,618,452	1,750,397
2. Adjustment to earnings of prior years (Notes 4.2 and 15.1.4)	—	—	—	—	—	—	—	—	(211,685)

3. Subtotal	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,478,985)	1,618,452	1,538,712
4. Absorption approved by BCRA Resolution N° 52/04 (Note 1.3)	—	—	—	—	—	—	—	—	(200,000)
5. Net income for the period	—	—	—	—	—	—	30,060	30,060	11,904

6. Balance at the end of the period	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,448,925)	1,648,512	1,350,616

BALANCE AT THE END OF THE PERIOD

(1) Adjustments to stockholders’ equity include:

a) Adjustment to equity fund appraisal revaluation	41,285

b) Adjustment to Capital Stock	312,979

c) Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

769,904

(2) Retained earnings – Other includes:

Mandatory reserve recorded for granting loans to personnel	1,802

(3)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2005	03-31-2004
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,623,083	1,389,828
Increase in cash and due from banks	171,158	310,848

Cash and due from banks at end of the period	1,794,241	1,700,676

REASONS FOR CHANGES IN CASH
Financial income collected	171,162	108,615
Service charge income collected	92,124	74,280
Less:
Financial expenses paid	81,012	80,014
Services charge expenses paid	14,072	11,103
Operating expenses paid	134,772	149,237

FUNDS PROVIDED BY / (USED IN) ORDINARY OPERATIONS	33,430	(57,459)

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	612,602	455,387
Net decrease in government and private securities (**)	115,134	431,024
Net decrease in other receivables from financial transactions (**)	34,195	39,075
Other sources of funds (**)	12,953	17,301

TOTAL OF SOURCES OF FUNDS	774,884	942,787

USE OF FUNDS
Net increase in loans (**)	262,464	66,290
Net increase in other assets (**)	45,208	22,607
Net decrease in other liabilities from financial transactions (*)	227,003	287,237
Net decrease in other liabilities (*)	96,460	193,356
Other uses of funds (*)	6,021	4,990

TOTAL USES OF FUNDS	637,156	574,480

INCREASE IN FUNDS	171,158	310,848

(*) Variations originated in financing activities.	283,118	(30,196)
(**)Variations originated in investment activities.	(145,390)	398,503

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2005, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2004, AND

WITH THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND

CASH FLOWS AS OF MARCH 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 229-branch network and 35 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% corporate stock as of March 31, 2005. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital increase of fiscal year 2004

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank’s capital increase in the amount of up to 385,000 face value for the subscription of common, book-entry shares, entitled to one vote per share.

The public offering of 103.232.874 ordinary shares of $1,00 par value each, entitled to one vote per share and with equal rights than the remaining shares of the Bank, was authorized by Resolution N. 14.917 of the National Securities Commission on October 4, 2004. The stock-market listing of the referred shares has been authorized by the Buenos Aires Stock Exchange on October 7, 2004.

On November 19, 2004, an aggregate of 103,232,874 new shares was issued for a paid-in amount of pesos 364,412,045.22, which resulted in an additional paid-in capital of pesos 261,179,171.12.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

				Total (in thousands)
Capital Stock as of December 31, 1999:				209,631

Date of
Stockholders ’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

1.3	Banco Francés (Cayman) Limited

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

•	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

•	The remaining result, 10,978, was charged to income (loss) for the fiscal year ended December 31, 2004.

1.4	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000 and upon entering into the sales agreement, an advance payment was made for 20% of the price.

The sales agreement as entered into shall be considered duly executed after the conclusion of the due diligence process and the approvals required from regulatory authorities, still pending as of the date of issuance of these financial statements.

Until the transfer is consummated, Credilogros Cía. Financiera will continue to be managed by BBVA Banco Francés S.A. and the conduct of its business with customers shall remain unchanged.

1.5	Atuel Fideicomisos S.A. and Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13,000. This amount was capitalized on that date.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

1.6	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting figures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the balance sheet and exhibits related to include comparative information with balances as of December 31, 2004, while the statements of income, changes in stockholders equity, and cash flows are compared with balances as of March 31, 2004 .

Additionally, the financial statements, notes and exhibits for the three month period ended March 31, 2004 have been modified due to adjustments to prior year’s income/(loss) (see notes 4.2. and 15.1.4.).

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2005 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the periods ended March 31, 2005 and 2004.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts: Federal Government Compensation based on the asymmetrical switch into pesos:

BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of March 31, 2005 and the end of the previous fiscal year, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 2.3.a).

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, and Treasury Bills Series 90 at December 31, 2004, and Tax Credit Certificates at March 31, 2005 and December 31, 2004: they were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, and Treasury Bills Series 90 at March 31, 2005: as regards such holdings, in the framework of the restructuring of Argentina’s sovereign debt the Bank chose the “Discount Bonds” option. Given that as of March 31, 2005 these securities had not yet been received, the securities were valued by application of the present value criterion until March 17, 2005, using the interest rate established for March 2005, in accordance with Communication “B” 8435 of the BCRA.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of March 31, 2005 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for period/fiscal year ended March 31, 2005 and December 31, 2004.

•	Unlisted government securities (except for Tax Credit Certificates): as of March 31, 2005 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value as of March 31, 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,75%, in accordance with the provisions of the abovementioned Communication for June, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of March 31, 2005 and the end of the previous fiscal year. Differences in listed prices were charged to income for period/fiscal year ended March 31, 2005 and December 31, 2004.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2005 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of March 31, 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,75%, in accordance with the provisions of the abovementioned Communication for June, 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period/fiscal year.

Provincial Governments loans and other Government loans

As of March 31, 2005 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value as of March 31, 2005 was calculated by discounting the estimated cash flows at an annual rate of 3,75%, in accordance with the provisions of the abovementioned Communication for June, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period/fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”), guaranteed bonds (due 2018) and loans to the financial sector, on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As of March 31, 2005 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on March 31, 2005 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	As of March 31, 2005 and the end of the previous fiscal year, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on March 31, 2005 and the end of the previous fiscal year was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of March 31, 2005 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each period or fiscal year.

•	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2005 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of March 31, 2005 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of March 31, 2005 and the end of the previous fiscal year, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each period or fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by the equity method at the end of each period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

n)	Employee termination pay:

The Bank expenses employee termination pay disbursed.

o)	Allowance for other contingencies:

Include the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

p)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

q)	Use of estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for loan losses and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

r)	Statement of Income Accounts:

•	As of March 31, 2005 and 2004, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

s)	Earning per share:

As of March 31, 2005 and 2004 the Bank calculates the earning per share on the basis of 471,361,306 and 368,128,432 ordinary shares, respectively, of $ 1 par value each. The net income for fiscal years ended on those dates is as follows:

	2005	2004
Net Income for the period	30,060	11,904
Earning per share for the period	$0.06	$0.03

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years except for Technical Pronouncement No. 21, effective on April 1, 2003. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Pronouncement No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the some new valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

I.	Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net income for each period and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At March 31, 2005 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 6,296,472 and 6,181,489 (consolidated amounts), respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2005 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER. However, the recoverable values of these assets are not substantially different from their book values, and it should be additionally taken into account that a significant portion of such secured loans is allocated to the repayment of advances granted by the BCRA as described in note 15.1.5.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of March 31, 2005 and the end of the previous fiscal year, the Bank and its subsidiaries keeps other assets with the Public Sector, valued in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g). In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value.

The following is a detail of the book values of these assets as of March 31, 2005 and the end of the previous fiscal year as well as their estimated fair values for the holdings stated in the column as of March 31, 2005:

Item	03.31.05	12.31.04	Market value	Estimated fair value
Secured Bond 2018	455,473	451,121	77%
Provincial Development Trust Fund Corporate Bonds	756,650	742,930		69%
Federal Government Bonds in US dollar Libor 2012	77,536	78,384	84%
Argentine Republic External Bills (1)	527,406	541,145		30%
Treasury Bills Series 90 (1)	53,864	54,230		31%

(1)	Net of allowances. Presented to the public debt swap (Note 15)

The net balance sheet effect resulting from considering the above mentioned fair values would imply a decrease in shareholders’ equity in approximately 605,000 and 518,000 as of March 31, 2005 and December 31, 2004, respectively.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 15.1.3., at March 31, 2005 and the end of the previous fiscal year, the Bank recorded assets amounting to 695,145 and 739,289, respectively, under “Intangible Assets – Organization and Development Expenses” account corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 195,000 and 118,000 as of March 31, 2005 and the end of the previous fiscal year, respectively, should be recovered.

Additionally, and as already indicated in note 4.2, the Bank has, at the request of the BCRA, written off the amounts capitalized as tax on minimum presume income. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, as of March 31, 2005 and the end of the previous fiscal year, the credit for tax on minimum presume income, for 99,531 and 92,631, respectively, should be capitalized in accordance with current professional accounting standards.

III.	Disclosure aspects

Unrealized valuation difference

As it is mentioned on note 1.3., during last fiscal year, the Bank has absorbed 200.000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “unrealized valuation difference” of the stockholders´ equity, according to what was authorized in the Resolution N° 52/04 of the Superintendent of Financial and Exchange Institutions.

According to accounting principles generally accepted in Buenos Aires City, such amount should have been charged to income (loss) for the fiscal year finished on December 31, 2004, while the remaining balance of the mentioned account should be recorded into unappropiated earnings account of the stockholders´ equity.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2005 and the end of the previous fiscal year, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2005 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 195,000 and 118,000, respectively. Such amounts are made up as follows:

	2005	2004
Deferred tax assets	580,117	530,852
Deferred tax liabilities	(385,117)	(412,852)

Net deferred assets	195,000	118,000
Allowance	(195,000)	(118,000)

4.2.	Tax on minimum presume income

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to the prior year-end, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

Consequently, as of March 31, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of 70,621 (loss). On the income statement as of March 31, 2004 presented for comparative purposes, the mentioned adjustment had an effect on the “Other Income” item of the Statement of Income for 310 (decrease).

4.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. For the remainder, it was established that there will be no accumulation of the file with the file corresponding to the former Banco de Crédito Argentino.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presume income for year 1999 and the income tax for years 1994 through 1999, fully upholding the claims filed and reversing the appealed resolutions.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of March 31, 2005 and the end of the previous fiscal year, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2005	12-31-2004
– INVESTMENTS IN OTHER COMPANIES
In other non-controlled companies - unlisted	23,020	22,236
In controlled-supplementary activities	238,277	229,218
In non-controlled-supplementary activities	7,651	7,451
Other - unlisted	11,557	11,757

Total	280,505	270,662

	03-31-2005	12-31-2004
– OTHER RECEIVABLES
Prepayments	25,427	8,859
Guarantee deposits	19,010	18,841
Miscellaneous receivables	62,796	64,573
Tax prepayments (1)	201,207	121,370
Other	578	1,059

Total	309,018	214,702

(1) As of March 31, 2005 and the end of the previous fiscal year, it includes the deferred tax asset for 195,000 and 118,000, respectively (see note 4.1).

– OTHER LIABILITIES
Accrued salaries and payroll taxes	27,699	44,180
Accrued taxes	23,921	21,107
Miscellaneous payables	30,832	21,976
Other	1,966	2,466

Total	84,418	89,729

– MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Items in safekeeping	21,954,384	28,470,212
Collections items	490,474	461,424
Checks drawn on the Bank pending clearing	115,907	105,565
Other	3,622	13,038

Total	22,564,387	29,050,239

	03-31-2005	03-31-2004
– SERVICE CHARGE INCOME
Rental of safe-deposit boxes	2,596	2,162
Commissions for capital market transactions	2,755	243
Commissions for salary payment	856	654
Commissions for trust management	829	1,650
Commissions for hiring of insurances	4,573	3,056
Commissions for loans and guarantees	2,146	1,084
Other	7,639	5,511

Total	21,394	14,360

– SERVICE CHARGE EXPENSE
Turn-over tax	4,050	3,500
Other	393	86

Total	4,443	3,586

	03-31-2005	03-31-2004
– ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES
Rent	10,794	8,184
Depreciations of bank premises and equipment	6,184	9,016
Amortizations of organization and development expenses	4,483	7,088
Electric power and communications	3,892	4,552
Maintenance, conservation and repair expenses	5,273	5,034
Security services	3,344	3,285
Other	2,069	2,745

Total	36,039	39,904

– OTHER INCOME
Deferred income tax (1)	77,000	—
Other	2,078	2,765

Total	79,078	2,765

(1)	Offset with a charge in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of March 31, 2005, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 77,536 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The Government and Private Securities account includes 78,527 in secured bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,170 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 2,421,802 in secured loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 15.1.5).

7	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2005 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2005	2004	2005	2004	2005	2004
BBVA S.A.	—	—	86,532	85,350	41,273	—
Francés Valores Sociedad de Bolsa S.A.	616	—	5,167	643	1,194	1,123
Consolidar A.R.T. S.A.	30	30	25,329	20,217	224,255	197,703
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	30	65	26,343	15,572	196,569	183,604
Consolidar Cía. De Seguros de Retiro S.A.	36	33	179,442	186,984	945,442	1,083,791
Consolidar Cía. De Seguros de Vida S.A.	6	5	18,416	16,485	286,379	316,656
Credilogros Compañía Financiera S.A.	22,574	10,395	333	7,273	22,149	318
Atuel Fideicomisos S.A.	—	—	6,018	3,087	1,220	46
BBVA Seguros S.A.	1	4	2,934	3,879	35,468	34,506
Consolidar Comercializadora S.A.	—	—	2,255	1,583	465	2,403
PSA Finance Argentina Cía Financiera S.A.	15,478	6,468	319	1,087	—	—
Rombo Cía. Financiera S.A.	37,072	22,934	85	293	—	—
Francés Administradora de Inversiones S.A.	113	77	8,880	9,223	5,644	4,838
Inversora Otar S.A.	—	—	144	95	295,631	326,004

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

10	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2005, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 7,721 and 9,088, respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2.	Non Financial Trust

BF acts as trustee in 47 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about $ 4,177 million and consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of March 31, 2005:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	108,003,600	USD	100%	(1)	Semiannual	318,887	10/31/2008	(2)

(1)	Libor plus 150 basis points.

(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004. Such issuance took place on December 18, 1998.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

An appeal has been lodged before the administrative authorities, as contemplated in Section 100 (Regulatory Decree No. 1759/72, as amended in 1991), against Resolution No. 25 issued by the Ministry of Economy and Production and pursuant to which the Hierarchical Appeal filed by the Bank in due time and manner was dismissed. The Bank is now awaiting a resolution to this issue from the Federal Executive.

In this respect, if these liabilities were reconverted into US dollars, its effect would be compensate pursuant to the compensation mechanism applicable to financial institutions as referred to in note 15.1.1. In any event, the resolution of this issue shall not imply an additional loss for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of March 31, 2005, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2	Mutual Fund custodian

As of March 31, 2005, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” “FBA Europa”, “FBA Horizonte”,”FBA Internacional”, “FBA EEUU and “FBA Futuro”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and warranties in safekeeping in the amount of 605,150, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2004 in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” “FBA Europa”, “FBA Horizonte”,”FBA Internacional”, “FBA EEUU” and “FBA Futuro”, the Bank held certificates of deposits, shares, corporate bonds, indexes, options, government securities and warranties in safekeeping in the amount of 423,568, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. To this effect, it will be verified that:

•	The financial institution is not subject to sections 34 “Regularization and rationalization” and 35 bis “Restructuring of the institution to safeguard credit and bank deposits” of the Financial Institutions Law.

•	It has no financial assistance due to the BCRA.

•	Its liquidity and solvency are not affected as a result of the distribution of earnings.

c)	As mentioned in note 2.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

15	ARGENTINE ECONOMIC CONTEXT

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$ 80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1753/04. Additionally, the Government has announced that it is not planning to make payments on debt not submitted to the restructuring process. The proposal presented contemplates the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities stepwise and to have financial breathing space, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The swap period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 18, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76,15%. And this implies that the Argentine Republic has left the default behind. Subsequent to the expiration of the term to accept the exchange proposal described above, holders of defaulted Argentine sovereign debt who did not accept the exchange proposal, filed appeals with US courts requesting an attachment of the Argentine Government Bonds covered by the proposed exchange for USD 7 billion. As of the date of issuance of these financial statements, these appeals are still pending resolution. Therefore, the issuance and delivery of the new securities resulting from the exchange, originally scheduled for April 1, 2005 is still pending formalization.

15.1	Pending situations arising year 2001 crisis

15.1.1	Asymmetrical conversion into pesos (pesification)

The Bank received several notes from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested. BF answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed.

Subsequently, Resolutions 24/04 and 179/04 issued by the Superintendent of Financial and Exchange Institutions, partially accepted the defense presented by the Bank. BF filed two Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned resolutions in respect of rejected items.

Through several letters sent to the BCRA, the last one dated October 18, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected by the above authorities. Additionally, it has filed the informative requirement required by BCRA Communication “A” 4165, informing of the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments, as described below:

	Compensation (*)	Argentine Government Bonds 2012
Original amount reported	797,300	USD 606,539 thousand
Amount with accepted adjustments by the Bank	784,425	USD 581,612 thousand
Amount with rejected adjustments	659,179	USD 489,182 thousand

(*)	Face value USD 386,000,000 were unblocked during March 2003, and face value USD 77,993,900 during June, 2004.

The total effect of the above differences on the compensation amounts to 280,000, approximately. It should be noted that as of December 31, 2004 the Bank has charged off assets subject to objections that were not recognized in connection with the BCRA’s request. This does not imply a waiver of the actions mentioned above.

15.1.2	Public Sector assistance

As of March 31, 2005 and the end of the previous year the Bank carried the following receivables from the Non Financial Public Sector:

a) Restructured Government securities and Credit assistance to the public sector:

	03.31.05		12.31.04
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Secured Bond 2018 (**)	455,473	455,473	451,121
CCF (Tax credit certificate) (**)	20,286	20,286	41,151
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (*)	5,396,183	5,912,708	5,798,218
Other loans to the Non Financial Public Sector	3,083	3,083	3,300

Total	5,875,025	6,391,550	6,293,790

Allowances	—	—	(7,068)

(*)	With acceptance of the terms provided for in Decree No. 644/2002

(**)	Net of the balancing account established by Communication “A” 3911 as supplemented of the BCRA.

b) Government securities in portfolio, in process of restructuring:

	03.31.05		12.31.04
	BBVA Banco Francés	Consolidated position	Consolidated position
Argentine Republic External Bills (**) (****)	580,901	580,901	594,593
Provincial Development Trust Fund Corporate Bonds (*)	756,651	756.651	742,930
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (**) (***)	—	383,764	383,271
Treasury Bills (**)	55,741	55,741	58,169
Other	—	624	630

Total	1,393,293	1,777,681	1,779,593

Allowances	(55,372)	(128,493)	(128,986)

(*)	These financing facilities are in the final phase of the restructuring process conducted by the National Government. No substantially adverse effects on the Bank’s equity forecast in this respect.

(**)	As already mentioned in note 15, the Bank has entered in the debt exchange process by applying for the exchange of these holdings for Discount Bonds denominated in Pesos and in US Dollars.

(***)	Without acceptance of the terms provided for in Decree No. 644/2002.

(****)	Net of the balancing account established by Communication “A” 3911 as supplemented of the BCRA.

15.1.3	Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will be presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the severe crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-à-vis financial institutions.

On February 3, 2004, the Argentine Banks Association (ABA) that gathered foreign-capital national banks, as the remaining financial Institutions, has sent to Mr. Economy Minister a compensation application form for the exchange difference that originates the fulfillment of the legal orders related to the action for the protection of constitutional rights filed by the regular depositors of the US dollars deposits, previously to the modification of the convertibility regime. The Institution has granted its conformity to such presentation. At this date Mr. Minister has not issued on the subject.

On July 13, 2004, the Supreme Court rendered its judgment in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market. Based on the above and on the individual’s own acts theory, the Supreme Court rejected the petitioner’s claim for the exchange difference. This is the second judgment rendered by the Supreme Court in relation to pesification where it considers the substance of the issue, the first one being the judgment rendered in the case between state entities, a Province (San Luis) and a state-owned Bank (Banco Nación). Additionally, in this judgment, one of the votes refers to the fact that the amparo is not the appropriate proceeding to be brought. Costs were assessed against the petitioner. As of the date of these financial statements, the first and second instance courts have applied this judgment in diverse ways.

On September 14 , 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N.—Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionally of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency. Subsequently to this appeal, the bank communicated to the Judge attending the cause with the corresponding documentation, that on April 2002 the plaintiffs have disposed all their deposits to a fixed term, being destined to the acquisition of two real estates and a vehicle, in the terms of the communication “A” 3481 of the BCRA, which preview this kind of operations. As a consequence, was deducted that the actors agreed and they were submitted to the emergency rule that allow in this way to return, the rescheduled deposits (within the framework of the emergency rule stated by the Federal Government) reason why – said the bank-, without prejudice of the appeal, the judgment, in its concept, resulted in an impossible fulfillment and abstract in their effects. Before such arguments and the silence maintain by the other parties regarding this matter, the Court considered that when the depositors dispose all of their funds in the Bank using one of the options granted to such purpose for the BCRA, that the action for the protection of constitutional rights will become abstract and for such reason, declared in officious the pronouncement of the Court over the extraordinary resources stated regarding the precedents mentioned and revoked the judgment appealed that sustain the action of the protection of constitutional rights (amparo), imposing the costs by his order of all the Courts due to the particular circumstances of the lawsuit.

The Supreme Court of Justice, on October 26, 2004, was pronounced in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, revoking the sentence in which mentioned the action on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and declares the constitutionality of the rule by which the argentine economy was pesificated due to the economic, financial and exchange emergency situation through which the country is going through, confirmed by Congress Law. The revocation of the sentence of the Original Jurisdiction do not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal demands ordered by a Grade Judge.

As of the date hereof, BBVA Banco Francés S.A. continued to be subject to precautionary measures or execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings as concerns the constitutionality of pesification, the own acts’ theory, etc. In the defense of its shareholders’ and clients’ interests, BBVA Banco Francés S.A. has articulated such judicial defenses as deemed by it to be conducive to the preservation of its equity.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of March 31, 2005 and the end of the previous fiscal year, BF records 695,145 and 739.289, respectively, (after deducting the accumulated amortization for 389,822 and 335.827 as of March 31, 2005 and the end of the previous fiscal year, respectively) in the Intangible Assets item, Organization and Development expenses account.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss. To the issuance date of the present financial statements, it is not possible to anticipate the final resolution of these matters.

15.1.4	Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank applied the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation. Such request was rejected by the Ministry of Economy on July 21, 2004.

On May 18, 2004 the Bank made a filing with the BCRA, also copied to the Ministry of Economy, signifying its adhesion to the compensation system relating to the above mentioned index differences, subject to the calculation deemed by the bank to be consistent with the spirit of the rules in force, which it also included in the referred filing. Such presentation was confirmed through a letter dated October 4, 2004.

Up to the prior year-end, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. On June 30, 2004, and in accordance with the provisions of BCRA Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). In the financial statements as of March 31, 2004, presented with comparative purposes, such adjustment affected other expense account (decrease) for 42,547. Such registration does not mean in any way to resign to the compensation.

15.1.5	BCRA advances and rediscounts

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as March 31, 2005 and the end of the previous fiscal year, amount to (principal, CER and interests) 1,871,636 (of which 126,536 has been anticipated) and 1,855,115, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered with the cancellation procedure of such advances through several presentations to the BCRA and Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero—“URSF”). Additionally, on June 24, 2004, the U.R.S.F. communicated the Bank the authorization to extend the amortization terms of the mentioned advances. According to that, the Bank will cancel the advances received from the BCRA in 89 monthly installments as from March 2004 and affected in guarantee of such advances national secured loans according to what disposed by the BCRA in the letter dated December 5, 2003.

15.1.6	The impact of the crisis - Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank’s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendent of Financial and Exchange Institutions dated March 17, 2004, whereby the reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled.

During March 2004, the Bank has carried out the actions covered in the plan, included the sale of the subsidiary Banco Francés (Cayman) Limited. In addition, in June 2004 a number of private loans denominated in U.S. dollars have been repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation described in note 1.1 and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities, thus complying with the reversal requirement established by the BCRA in the abovementioned Resolution. Therefore, as from April 2004 the Bank has met the Minimum Capital requirements and other technical ratios established by the BCRA, even without giving effect to the capital increase made in November 2004. As of April 30, 2004, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	408,715
Computable Capital	1,288,065

Excess over Capital Requirement	879,350

In addition, the Shareholders’ Meeting dated April 22, 2004 ordered a capital increase (see note 1.2) that was fully subscribed and paid in during the month of November 2004.

During June, 2004, as committed in the plan, the repurchase of loans and the sale of Boden 2012 was carried out.

As of March 31, 2005, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	588,664
Computable Capital	1,688,949

Excess over Capital Requirement	1,100,285

As from March 2004, the actions taken under the regularization and reorganization plan described in the preceding paragraphs allowed the Bank to meet the Minimum Capital requirements and other technical ratios established by the BCRA. As the Bank has carried out all actions committed under the regularization and reorganization plan, on November 23, 2004 it filed an application with the BCRA for it to regard the plan as having been fulfilled.

On February 25, 2005, the Superintendent of Financial and Exchange Institutions gave notice of Resolution No. 46/05 dated February 23, 2005, which regarded the regularization and reorganization plan presented by the Bank as duly fulfilled.

15.1.7	Future evolution of the economical situation and its effect on the Bank

In view of the favorable evolution of the economic variables, as a result of the actions taken, the Bank’s performance has substantially improved, resulting in the upgrading of its fundamental variables.

Since fiscal year 2004, the actions carried out have led to a significant increase in the Bank’s portfolio of loans to the private sector, while acceptance of deposits has also recorded an important growth.

These increases in volume, combined with an efficient price management policy, have enabled to significantly improve the Bank’s gross intermediation margin.

The improvement in service charge income related to the new strategy developed and new products launched, as well as the reduction in administrative expenses that resulted from the continued efforts placed on structures, processes and costs, have allowed improving again all efficiency and profitability ratios.

The credit policies applied over recent years have resulted in both the growth of the Bank’s loan portfolio and the improvement in its asset quality. Besides the substantial growth recorded during the year, there has been a reduction in the delinquency rate to 1.09% over total loans at March 31, 2005, which compares much favorably to prior years and the market itself. During the year 2005, coverage of allowances over delinquent loans has also recorded a significant growth, reaching a ratio of 127.25% at March 31, 2005.

Given the favorable performance experienced during the last year, the Bank’s Board of Directors is optimistic about the development of future operations, in particular if the National Government compensates for the significant mismatch resulting from enforcement of the Constitutional protection actions, and completes the process of compensation to financial institutions.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Series	Identification	Market Value	Book balance as of 03-31-2005	Book balance as of 12-31-2004	Position Without Options	Final Position
GOVERNMENT SECURITIES
Holdings in investment accounts
In pesos
Treasury bills	90	ARLE901=BA		61,556	—	61,556	61,556

Subtotal in pesos				61,556	56,107	61,556	61,556

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		643,458	—	643,458	643,458
Federal Government Bonds in US dollar Libor 2012			65,036	77,536	—	77,536	77,536

Subtotal in foreign currency				720,994	672,977	720,994	720,994

Subtotal in Holdings in investment accounts				782,550	729,084	782,550	782,550

Holdings for trading or financial transactions
Local
In pesos
Treasury Bills	90	ARLE901=BA	1,052	1,052	—	1,052	1,052
Treasury Bonds (BONTE 2005)			930	930		930	930
Consolidation Bonds (PRO12)			3,158	3,158	—	(2,854)	(2,854)
Consolidation Bonds (PRE8)			757	757		5,526	5,526
Others			877	877	—	(268)	(268)

Subtotal in pesos				6,774	4,248	4,386	4,386

In foreign currency
Federal Government Bonds in US dollar Libor 2012			902	902	—	97	97
Federal Government Bonds in US dollar Libor 2013			881	881		581	581
Other			159	159	—	149	149

Subtotal in foreign currency				1,942	6,049	827	827

Subtotal in Holdings for trading or financial Transactions				8,716	10,297	5,213	5,213

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Series	Identification	Market value	Book Balance as of 03-31-2005	Book Balance as of 12-31-2004	Position without options	Final Position
Unlisted government securities
Local
In pesos
Tax credit certificates due in 2003/2006				20,285	—	20,285	20,285
Secured Bonds due 2018 (1)				455,474	—	455,474	455,474
Balancing account Com. A 3911 Treasury bills Serie 90				(5,815)		(5,815)	(5,815)
Balancing account Com. A 3911 Argentine Republic External Bills				(62,557)		(62,557)	(62,557)

Subtotal in pesos				407,387	492,272	407,387	407,387

Subtotal Unlisted government securities				407,387	492,272	407,387	407,387

Instruments issued by the BCRA
BCRA Bills
Listed
Own portfolio
C08F6BCRA			145,498	145,498		145,498	145,498
P10G5BCRA			93,198	93,198	—	93,198	93,198
P29J5BCRA			48,616	48,616	—	48,616	48,616
P27Y5BCRA			30,015	30,015	—	30,015	30,015
Other			77,367	77,367	—	77,367	77,367

Subtotal own portfolio				394,694	334,166	394,694	394,694

On reverse repurchase agreements
P13A5BCRA			161,851	161,851		161,851	161,851
P28S5BCRA			55,437	55,437		55,437	55,437
P2915BCRA			62,316	62,316		62,316	62,316

Subtotal on reverse repurchase agreements				279,604	398,980	279,604	279,604

BCRA Notes
Listed
Own portfolio
CNOBACD06			290	290		290	290
Other			104	104		104	104

Subtotal BCRA Notes in pesos				394	7,601	394	394

Subtotal instruments issued by the BCRA				674,692	740,747	674,692	674,692

TOTAL GOVERNMENT SECURITIES				1,873,345	1,972,400	1,869,842	1,869,842

As of march 31, 2005, the market value was 393,241.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Series	Identification	Market value	Book Balance as of 03-31-2005	Book Balance as of 12-31-2004	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In pesos
Telefónica de Argentina Corporate Bonds			613	613	—	547	547
Others			195	195		364	364

Subtotal in pesos				808	218	911	911

In foreign currency
Telecom 2002 Corporate Bonds			22	22	—	22	22
Pecom 2009 Corporate Bonds			12	12	—	12	12
Metrogas 2003 Corporate Bonds			24	24	—	24	24
Others			5	5	—	5	5

Subtotal in foreign currency				63	63	63	63

Foreign
Other			89	89	—	89	89

Subtotal foreign				89	10	89	89

Subtotal Other debt instruments				960	291	1,063	1,063

Other Equity instruments
Local
In pesos
Petrobras			23	23	—	23	23
Others				—		(33)	(33)

Subtotal in pesos				23	—	(10)	(10)

Subtotal Equity instruments				23	—	(10)	(10)

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				983	291	1,053	1,053

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,874,328	1,972,691	1,870,895	1,870,895

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

- Stated in thousands of pesos -

	03-31-2005	12-31-2004
COMMERCIAL PORTFOLIO

Normal performance
Preferred collaterals and counter guaranty “A”	6,332,080	6,241,101
Other collaterals and counter guaranty “B”	33,052	22,834
Without senior security or counter guaranty	1,925,126	1,606,479

In potential risk
Other collaterals and counter guaranty “B”	7,541	8,465
Without senior security or counter guaranty	188,413	200,830

Nonperforming
Without senior security or counter guaranty	37,130	41,167

With high risk of uncollectibility
Other collaterals and counter guaranty “B”	2,459	411
Without senior security or counter guaranty	24,756	23,796

Uncollectible
Other collaterals and counter guaranty “B”	889	2,577
Without senior security or counter guaranty	20,757	21,577

Total	8,572,203	8,169,237

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

- Stated in thousands of pesos -

	03-31-2005	12-31-2004
CONSUMER AND HOUSING PORTFOLIO

Normal performance
Preferred collaterals and counter guaranty “A”	5,163	5,254
Other collaterals and counter guaranty “B”	368,061	375,243
Without senior security or counter guaranty	660,696	635,188

Inadequate performance
Preferred collaterals and counter guaranty “B”	4,305	3,333
Without senior security or counter guaranty	2,421	1,975

Deficient performance
Other collaterals and counter guaranty “A”	159	—
Other collaterals and counter guaranty “B”	926	3,845
Without senior security or counter guaranty	1,666	5,896

Unlikely to be collected
Other collaterals and counter guaranty “B”	1,432	1,377
Without senior security or counter guaranty	2,087	1,970

Uncollectible
Preferred collaterals and counter guaranty “A”		—
Other collaterals and counter guaranty “B”	6,308	7,839
Without senior security or counter guaranty	2,206	2,612

Uncollectible, classified as such under regulatory requirements
Other collaterals and counter guaranty “B”	51	51
Without senior security or counter guaranty	69	61

Total	1,055,550	1,044,644

General Total (1)	9,627,753	9,213,881

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	03-31-2005		12-31-2004
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	6,996,818	72.67%	6,747,436	73.23%

50 next largest clients	838,175	8.71%	816,190	8.86%

100 following clients	361,876	3.76%	313,600	3.40%

Remaining clients	1,430,884	14.86%	1,336,655	14.51%

Total (1)	9,627,753	100.00%	9,213,881	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	13,131	13,591	95,754	96,212	135,758	5,801,471	6,155,917
Financial sector	—	37,225	7,931	14,644	31,261	7,998	80	99,139
Non financial private sector and residents abroad	68,775	1,479,822	367,882	410,087	277,624	223,088	545,419	3,372,697

TOTAL	68,775	1,530,178	389,404	520,485	405,097	366,844	6,346,970	9,627,753	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

									Information about the issuer
Concept		Shares					Amount			Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	03-31-2005	12-31-2004	Main business	Fiscal year/ period- end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$		1	3,199	9,554	7,640	Stockholder	03.31.2005	1,600	9,556	1,913
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$		1	1,899,600	135,929	133,233	Pensions fund manager	03.31.2005	3,525	253,525	6,625
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common	10$		1	197,875	49,166	48,413	Insurance company	03.31.2005	3,000	76,849	18,998
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	10$		1	200,000	27,336	24,434	Insurance company	03.31.2005	3,000	46,349	8,798
30704936016	Credilogros Compañía Financiera S.A.	Common	1$		1	39,700,000	23,233	22,774	Financial institution	03.31.2005	57,100	33,415	660
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1000$		1	9,000	11,298	11,087	Financial institution	03.31.2005	18,000	22,597	420
	Atuel Fideicomisos S.A.	Common	1$		1	13,099,869	16,292	15,496	Trust Manager	03.31.2005	13,100	16,294	796

		Subtotal controlled					272,808	263,077

	Noncontrolled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1000$		1	8,000	12,322	12,346	Financial Institution	03.31.2005	20,000	30,805	(59)
	Other						7,651	7,454
	Foreign
	Other
							736	748

		Subtotal noncontrolled					20,709	20,548

		Total in financial institutions, supplementary and authorized					293,517	283,625

	IN OTHER COMPANIES
	Noncontrolled
	Local

30685228501	Consolidar ART S.A.	Common	1$	1		375,000	17,810	17,143	Workers compensation	03.31.2005	3,000	142,704	15,213
30500064230	BBVA Seguros S.A.	Common	1$	1		550,332	5,023	4,905	Insurance	03.31.2005	4,503	41,103	3,115
	Other						187	187
	Foreign
17415001	A.I.G. Latin American Fund						11,513	11,711	Investing	12.31.2001	110,496	55,039	(55,457)
	Other						44	46

		Subtotal noncontrolled					34,577	33,992

		Total in other companies					34,577	33,992

		Total investments in other companies					328,094	317,617

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2005 AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2005	Net book value at 12-31-2004
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	310,782	640	—	—	50	2,529	308,893	310,782
Furniture and Facilities	26,814	621	59	6	10	1,702	25,786	26,814
Machinery and Equipment	12,474	3,119	(59)	6	5	1,883	13,645	12,474
Automobiles	971	119	—	—	5	70	1,020	971

Total	351,041	4,499	—	12		6,184	349,344	351,041

OTHER ASSETS
Works of Art	983	—	—	—	—	—	983	983
Leased assets	8,106	—	—	2,076	50	37	5,993	8,106
Assets acquired to secure loans	13,767	—	—	492	50	7	13,268	13,767
Stationery and office supplies	985	844	—	544	—	—	1,285	985
Other	71,436	28	—	15,027	50	363	56,074	71,436

Total	95,277	872	—	18,139		407	77,603	95,277

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2005 AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the Period		Net book value at 03-31-2005	Net book value at 12-31-2004
				Years of useful life	Amount
Goodwill	32,088	—		10	1,657	30,431	32,088
Organization and Development expenses (1)	29,830	1,104	14	1 & 5	4,483	26,437	29,830
Organization and development non-deductible expenses (2)	739,289	9,851	—	5	53,995	695,145	739,289

Total	801,207	10,955	14		60,135	752,013	801,207

(1)	This caption mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.

(2)	See Note 15.1.3.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2005		12-31-2004
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,110,293	11.29%	1,168,263	12.70%
50 next largest clients	1,373,261	13.96%	1,312,765	14.28%
100 following clients	763,482	7.76%	431,916	4.70%
Remaining clients	6,586,584	66.99%	6,281,543	68.32%

TOTAL	9,833,620	100.00%	9,194,487	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	6,992,725	1,322,574	772,293	743,959	2,069	—	9,833,620

Other liabilities from financial transactions
BCRA	17,158	1,726	5,413	117,605	255,858	1,375,585	1,773,345
Banks and International Institutions	10,315	83,662	14,871	19,872	44,303	43,689	216,712
Non-subordinated corporate bonds	22,911	—	—	19,751	39,501	236,724	318,887
Financing received from Argentine financial institutions	3,200	1,000	—	—	—	—	4,200
Other	309,053	—	—	—	—	—	309,053

Total	362,637	86,388	20,284	157,228	339,662	1,655,998	2,622,197

TOTAL	7,355,362	1,408,962	792,577	901,187	341,731	1,655,998	12,455,817

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2005 AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases		Reversals (6)	Applications	03-31-2005	12-31-2004
DEDUCTED FROM ASSETS
Government securities
– For impairment value	55,325	954	(5)	907	—	55,372	55,325

Loans
– Allowance for doubtful loans	118,796	9,120	(1)	434	7,931	119,551	118,796

Other receivables from financial transactions
– Allowance for doubtful receivables	12,757	102	(1)	587	—	12,272	12,757

Assets subject to financial leasing
– Allowance for doubtful receivables	1,162	157	(1)	—	—	1,319	1,162

Investments in other companies
– For impairment value (3)	11,711	—		198	—	11,513	11,711

Other receivables
– Allowance for doubtful receivables (2)	153,423	79,737		135	1,579	231,446	153,423

Total	353,174	90,070		2,261	9,510	431,473	353,174

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	3,914	—		101	—	3,813	3,914
– Other contingencies	228,894	31,195	(4)	—	3,487	256,602	228,894

Total	232,808	31,195		101	3,487	260,415	232,808

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).

(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)

(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2005 and December 31, 2004.

(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 2.3.o).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.

(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government securities	(907)
– Loans	(434)
– Other receivables from financial transactions	(86)
– Investments in other companies	(198)
– Other receivables	(135)

EXHIBIT K

CAPITAL STRUCTURE AS MARCH 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.

(2)	See note 1.2.

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2005									12-31-2004
	Total of Period	Total of period (per type of currency)								Total of fiscal year
Accounts		Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other
ASSETS
Cash and due from banks	661,541	31,100	628,123	—	1,418	—	—	206	694	573,415
Government and private securities	660,531	—	660,531	—	—	—	—	—	—	679,099
Loans	579,318	—	579,318	—	—	—	—	—	—	518,273
Other receivables from financial transactions	106,611	4,175	101,849	—	193	—	—	272	122	88,982
Assets subject to financial leasing	82	—	82	—	—	—	—	—	—	86
Investments in other companies	12,293	—	12,293	—	—	—	—	—	—	12,505
Other receivables	28,013	1,567	25,754	—	—	—	—	692	—	28,984
Suspense items	146	40	106	—	—	—	—	—	—	284

TOTAL	2,048,535	36,882	2,008,056	—	1,611	—	—	1,170	816	1,901,628

LIABILITIES
Deposits	904,514	28,707	872,835	—	1,579	—	—	1,071	322	820,780
Other liabilities from financial transactions	706,560	9,259	697,301	—	—	—	—	—	—	702,327
Other liabilities	7,090	1,989	5,101	—	—	—	—	—	—	6,004
Subordinated corporate bonds	—	—	—	—	—	—	—	—	—	60,307
Suspense items	147	—	147	—	—	—	—	—	—	2,793

TOTAL	1,618,311	39,955	1,575,384	—	1,579	—	—	1,071	322	1,592,211

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	290	—	290	—	—	—	—	—	—	—
Control	8,031,318	11,884	8,017,191		46			1,095	1,102	7,760,035
Trustee activities	4,531	—	4,531	—	—	—	—	—	—	—

TOTAL	8,036,139	11,884	8,022,012	—	46	—	—	1,095	1,102	7,760,035

Credit accounts (except contra credit accounts)
Contingent	219,872	—	219,872	—	—	—	—	—	—	260,269
Control	678	—	678	—	—	—	—	—	—	7,301
Trustee activities	4,531	—	4,531	—	—	—	—	—	—	—

TOTAL	225,081	—	225,081	—	—	—	—	—	—	267,570

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

		Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2005	12-31-2004
1. Loans	89,222	—	—	—	—	—	—	—	89,222	63,397

– Overdraft	5,866	—	—	—	—	—	—	—	5,866	2,170
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	5,866	—	—	—	—	—	—	—	5,866	2,170

– Discounted Instruments	—	—	—	—	—	—	—	—	—	3,301
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	3,301

– Real Estate Mortgage and Collateral Loans	308	—	—	—	—	—	—	—	308	245
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	308	—	—	—	—	—	—	—	308	245
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

– Consumer	37	—	—	—	—	—	—	—	37	38
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	37	—	—	—	—	—	—	—	37	38

– Credit Cards	236	—	—	—	—	—	—	—	236	265
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	236	—	—	—	—	—	—	—	236	265

– Other	82,775	—	—	—	—	—	—	—	82,775	57,378
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	82,775	—	—	—	—	—	—	—	82,775	57,378

2. Other receivables from financial transactions	22,570	—	—	—	—	—	—	—	22,570	662

3. Assets subject to financial leasing and other	—	—	—	—	—	—	—	—	—	—

4. Contingent commitments	21,479	—	—	—	—	—	—	—	21,479	21,230

5. Investments in other companies and private securities	138,776	—	—	—	—	—	—	—	138,776	133,246

Total	272,047	—	—	—	—	—	—	—	272,047	218,535

Total Allowances	568	—	—	—	—	—	—	—	568	441

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03/31/05	12/31/04
ASSETS
CASH AND DUE FROM BANKS
Cash	472,369	421,910
Due from banks and correspondents	1,342,543	1,244,707

	1,814,912	1,666,617

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	785,044	742,902
Holdings for trading or financial transactions	164,791	128,788
Unlisted Government Securities	408,020	492,902
Instruments issued by the BCRA	909,488	999,563
Investments in listed private securities	197,989	179,212
Less: Allowances	66,104	66,419

	2,399,228	2,476,948

LOANS
To government sector (Exhibit 1)	7,056,206	6,927,719
To financial sector (Exhibit 1)	186,796	169,509
To non financial private sector and residents abroad (Exhibit 1)	2,666,815	2,374,276

Overdraft	335,985	272,275
Discounted instruments	230,413	251,332
Real estate mortgage	393,141	401,064
Collateral Loans	38,645	25,943
Consumer	202,458	182,627
Credit cards	361,982	364,105
Other	1,185,388	964,177
Interest and listed-price differences accrued and pending collection	29,372	25,517
Less: Unallocated collections	109,667	111,840
Less: Interest documented together with main obligation	902	924
Less: Difference arising from purchase of portfolio	86	88
Less: Allowances	208,884	202,693

	9,700,847	9,268,723

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	314,738	325,844
Amounts receivable for spot and forward sales to be settled	309,838	380,796
Instruments to be received for spot and forward purchases to be settled	48,712	34,192
Unlisted corporate bonds (Exhibit 1)	89,171	99,691
Other receivables not covered by debtor classification regulations	40,390	40,152
Other receivables covered by debtor classification regulations (Exhibit 1)	17,210	14,445
Interest accrued and pending collection not covered by debtor classification regulations	98,777	90,764
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	2,487	2,153
Less: Allowances	12,325	12,796

	908,998	975,241

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	77,276	59,764
Less: Allowances	1,351	1,188

	75,925	58,576

INVESTMENTS IN OTHER COMPANIES
In financial institutions	13,058	13,094
Other	45,916	46,157
Less: Allowances	11,513	11,711

	47,461	47,540

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	2,544	2,999
Other	342,595	245,733
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	16	56
Other interest accrued and pending collection	2	2
Less: Allowances	231,859	153,825

	113,298	94,965

PREMISES AND EQUIPMENT	378,866	381,389

OTHER ASSETS	77,764	95,549

INTANGIBLE ASSETS
Goodwill	30,431	32,088
Organization and development expenses	783,724	836,893

	814,155	868,981

SUSPENSE ITEMS	763	1,213

OTHER SUBSIDIARIES´ ASSETS (Note 5)	22,336	32,342

TOTAL ASSETS	16,354,553	15,968,084

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03/31/05	12/31/04
LIABILITIES
DEPOSITS
Government sector	204,290	198,593
Financial sector	32,003	18,568
Non financial private sector and residents abroad	9,381,507	8,776,619

Checking accounts	1,770,679	1,620,763
Savings deposits	2,513,063	2,395,505
Time deposits	4,325,108	3,983,558
Investments accounts	157,131	159,193
Other	354,591	381,795
Interest and listed-price differences accrued payable	260,935	235,805

	9,617,800	8,993,780

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	1,627,174	1,780,275

Other	1,627,174	1,780,275
Banks and International Institutions	213,871	251,005
Non-subordinated corporate bonds	315,727	321,181
Amounts payable for spot and forward purchases to be settled	69,450	31,892
Instruments to be delivered for spot and forward sales to be settled	328,307	423,051
Non-deliverable forward transactions balances to be settled	17	—
Financing received from Argentine financial institutions	7,909	3,110
Other	311,285	341,824
Interest and listed–price differences accrued payable	168,970	122,049

	3,042,710	3,274,387

OTHER LIABILITIES
Fees payable	107	95
Other	136,540	135,912

	136,647	136,007

ALLOWANCES	290,806	265,698

SUBORDINATED CORPORATE BONDS	—	60,307

SUSPENSE ITEMS	3,287	33,788

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,437,962	1,413,387

TOTAL LIABILITIES	14,529,212	14,177,354

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	176,829	172,278

STOCKHOLDERS’ EQUITY	1,648,512	1,618,452

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,354,553	15,968,084

MEMORANDUM ACCOUNTS

	03/31/05	12/31/04
DEBIT ACCOUNTS
Contingent
– Credit lines obtained (unused portion)	126,536	—
– Guarantees received	5,073,185	5,240,258
– Contra contingent debit accounts	2,998,384	2,990,328

	8,198,105	8,230,586

Control
– Receivables classified as irrecoverable	466,931	469,895
– Other	22,581,944	29,063,225
– Contra control debit accounts	165,473	207,304

	23,214,348	29,740,424

Derivatives
– “Notional” amount of non-deliverable forward transactions	68,725	28,173
– Contra debit derivatives accounts	63,148	19,361

	131,873	47,534

For trustee activities
– Funds in trust	37,192	29,479

	37,192	29,479

TOTAL	31,581,518	38,048,023

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	311,569	272,854
– Guarantees provided to the BCRA	2,376,133	2,387,972
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	243,994	219,798
– Other covered by debtor classification regulations (Exhibit 1)	66,688	109,704
– Contra contingent credit accounts	5,199,721	5,240,258

	8,198,105	8,230,586

Control
– Items to be credited	138,726	173,837
– Other	26,747	33,467
– Contra control credit accounts	23,048,875	29,533,120

	23,214,348	29,740,424

Derivatives
– “Notional” amount of non-deliverable forward transactions	63,148	19,361
– Contra debit derivatives accounts	68,725	28,173

	131,873	47,534

For trustee activities
– Contra credit accounts for trustee activities	37,192	29,479

	37,192	29,479

TOTAL	31,581,518	38,048,023

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03/31/05	03/31/04
FINANCIAL INCOME
Interest on cash and due from banks	5,029	2,556
Interest on loans to the financial sector	2,815	83
Interest on overdraft	7,021	5,352
Interest on discounted instruments	3,945	1,799
Interest on real estate mortgage	10,558	11,463
Interest on pledged loans	703	187
Interest on credit card loans	5,301	4,972
Interest on other loans	30,819	22,148
Interest from other receivables from financial transactions	1,347	1,440
Income from secured loans—Decree 1387/01	81,551	44,344
Net income from government and private securities	41,466	51,047
Indexation by CER	185,702	51,626
Indexation by CVS	—	24,518
Other	22,558	11,104

	398,815	232,639

FINANCIAL EXPENSE
Interest on checking accounts	3,383	3,225
Interest on savings deposits	806	1,324
Interest on time deposits	29,227	28,969
Interest on financing to the financial sector	19	8
Interest from other liabilities from financial transactions	4,320	6,231
Other interest	20,875	24,806
Net income from government and private securities	88	—
Indexation by CER	93,001	24,691
Other	9,937	17,387

	161,656	106,641

GROSS INTERMEDIATION MARGIN – GAIN	237,159	125,998

ALLOWANCES FOR LOAN LOSSES	10,455	18,753

SERVICE CHARGE INCOME
Related to lending transactions	20,059	17,349
Related to liability transactions	44,771	36,730
Other commissions	81,395	72,367
Other	21,971	14,953

	168,196	141,399

SERVICE CHARGE EXPENSE
Commissions	9,458	7,459
Other	5,729	6,059

	15,187	13,518

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03/31/05	03/31/04
ADMINISTRATIVE EXPENSES
Payroll expenses	93,911	83,281
Fees to Bank Directors and Statutory Auditors	70	75
Other professional fees	5,987	4,766
Advertising and publicity	7,791	6,682
Taxes	10,003	7,553
Other operating expenses	45,925	50,101
Other	16,789	13,375

	180,476	165,833

NET GAIN FROM FINANCIAL TRANSACTIONS	199,237	69,293

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(4,974)	(1,914)

OTHER INCOME
Income from long-term investments	1,735	15,278
Punitive interests	561	575
Loans recovered and reversals of allowances	12,719	307,996
Other	108,260	68,759

	123,275	392,608

OTHER EXPENSE
Punitive interests and charges paid to BCRA	9	39
Charge for uncollectibility of other receivables and other allowances	111,964	86,698
Amortization of difference arising from judicial resolutions	53,995	48,028
Other	108,175	120,530

	274,143	255,295

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	43,395	204,692

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	13,335	192,788

NET INCOME FOR THE PERIOD	30,060	11,904

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03/31/05	03/31/04
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,666,617	1,639,154
Increase in cash and due from banks	148,295	107,657

Cash and due from banks at end of the period	1,814,912	1,746,811

REASON OF CHANGES IN CASH
Financial income collected	178,673	114,992
Service charge income collected	167,569	141,158
Less:
Financial expense paid	79,854	83,756
Services charge expense paid	15,187	13,518
Operating expenses paid	184,971	189,338

FUNDS PROVIDED BY / (USED IN) ORDINARY OPERATIONS	66,230	(30,462)

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	597,522	—
Net decrease in government and private securities (**)	119,186	765,026
Net decrease in loans (**)	—	250,090
Net decrease in other receivables from financial transactions (**)	34,415	155,972
Other sources of funds (**)	42,636	83,797

TOTAL OF SOURCES OF FUNDS	793,759	1,254,885

USE OF FUNDS
Net increase in loans (**)	287,411	—
Net increase in other assets (**)	35,928	4,891
Net decrease in deposits (*)	—	108,554
Net decrease in other liabilities from financial transactions (*)	223,754	768,085
Net decrease in other liabilities (*)	70,598	118,695
Other uses of funds (*)	94,003	116,541

TOTAL USES OF FUNDS	711,694	1,116,766

INCREASE IN FUNDS	148,295	107,657

(*) Variations originated in financing activities	209,167	(1,111,875)
(**) Variations originated in investment activities	(127,102)	1,249,994

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2005 PRESENTED IN COMPARATIVE

FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2004, AND WITH THE

STATEMENTS OF INCOME AND CASH FLOWS AS OF MARCH 31, 2004

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Pronouncement No. 19), BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of March 31, 2005 and December 31, 2004, and the statements of income and cash flows for the periods ended March 31, 2005 and 2004, as per the following detail:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the three-month periods ended March 31, 2005 and 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the nine-month periods ended March 31, 2005 and 2004.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a three-month period ended on March 31, 2005 and 2004.

•	As of December 31, 2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía Financiera S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2004.

Interests in subsidiaries as of March 31, 2005 and the end of the previous year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9.000	9.000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Assets, liabilities and subsidiaries´ stockholders´ equity balances in accordance with the criteria defined in Note 2 below, as of March 31, 2005 and the end of the pervious year and net income balances as of March 31, 2005 and 2004, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain- (loss)
Companies	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	03/31/04
Francés Valores Soc. de Bolsa S.A.	11,307	7,864	1,751	219	9,556	7,645	1,913	44
Atuel Fideicomisos S.A. and its subsidiary	19,599	18,794	3,305	3,294	16,294	15,500	796	947
Consolidar A.F.J.P. S.A.	314,510	312,003	62,276	64,771	252,234	247,232	5,908	4,559
Consolidar Cía. de Seguros de Vida S.A. and its subsidiary	320,273	307,535	245,734	234,136	74,539	73,399	1,140	2,899
Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary	1,251,856	1,233,896	1,210,854	1,197,246	41,002	36,650	4,352	(1,276)
PSA Finance Argentina Cía Financiera S.A.	40,714	30,280	18,117	8,103	22,597	22,177	420	(374)
Credilogros Cía. Financiera S.A.	103,477	105,876	70,062	73,124	33,415	32,752	660	(1,850)

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

Up to the 2003 year-end, as long as the tax on minimum presume income exceeded income tax (TOMPI), the Subsidiaries recorded under Other Receivables - Tax Advance account, a credit for the TOMPI.

As of December 31, 2004 as Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintained such item during this year, the 4,897 (loss) was adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BF. Credilogros Cía. Financiera S.A. and PSA Finance Argentina Cía. Financiera S.A., recorded an adjustment to earnings of prior years in this respect for an amount of 1,062 (loss) in their financial statements.

On the financial statements as of March 31, 2004 presented for comparative purposes, the mentioned adjustment had an effect on the items “Income tax and tax on minimum presume income” of the Statement of Income for 470 (increase) and “Results of Minority Interest in Subsidiaries” for 160 (decrease).

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 57,393 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03/31/05	12/31/04
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	116,305	113,999
Consolidar Cía. de Seguros de Vida S.A.	25,373	24,986
Consolidar Cía. de Seguros de Retiro S.A.	13,666	12,216
Credilogros Compañía Financiera S.A.	10,182	9,978
Francés Valores Sociedad de Bolsa S.A.	2	5
Atuel Fideicomisos S.A.	2	4
PSA Finance Argentina Cía Financiera S.A.	11,299	11,090

	176,829	172,278

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,300. These shares have been pledged in favor of “HSBC—La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	03/31/05	12/31/04
GOVERNMENT SECURITIES
Holdings in investment accounts
Argentine Republic External Bills (VEY4D)	643,058	594,593
Federal Government Bonds (LIBOR 2012)	77,536	78,384
Treasury bills	63,706	58,169
Others	744	11,756

Total	785,044	742,902

	03/31/05	12/31/04
Holdings for trading or financial transactions
Treasury Bills	8,944	9,032
Middle Term Treasury Bonds (BONTE 2002)	5,121	5,165
Federal Government Bonds 2008 (BODEN 2008)	77,336	53,792
Federal Government Bonds LIBOR 2012	28,683	29,701
World Bank (ZCSE3)	11,529	—
Buenos Aires City Bond	6,187	—
Consolidation Bond (PRO 12)	3,158	—
Federal Government Bonds LIBOR 2013	3,051	3,088
Argentine Republic External Bills	7,416	8,057
Others	13,366	19,953

Total	164,791	128,788

Unlisted government securities
Secured Bonds due in 2018	455,474	451,121
Tax credit certificates due in 2003/2006	20,289	41,151
Balancing accounts Com. “A” 3911 (Government Securities)	(68,372)	—
Others	629	630

Total	408,020	492,902

Instruments issued by the BCRA
BCRA Bills (LEBAC)	874,391	958,979
BCRA Notes (NOBAC)	35,097	40,584

Total	909,488	999,563

PRIVATE SECURITIES
Investments in listed private securities
Acindar S.A. Corporate Bonds	5,038	8,581
Edesur S.A. Corporate Bonds	28,564	28,462
Petrobrás Energía S.A. Corporate Bonds	2,793	5,586
Telefónica de Argentina S.A. Corporate Bonds	48,543	40,344
Tarjeta Naranja	15,710	8,270
Telecom S.A.	2,213	4,139
Siderar S.A.	—	2,544
Bansud S.A.	—	2,191
Telefónica S.A. ADR	—	2,673
Grupo Financiero Galicia S.A.	5,407	7,108
Galtrust 1 Financial Trust	3,020	2,654
FBA Renta Pesos	17,339	23,104
FBA Ahorro Pesos	7,803	—
Petrobras Energía S.A.	8,430	9,043
Roble Pesos Class 1	11,543	2,003
Optimun CDB Pesos- Class B	12,069	7,307
1784 Inversion Pesos Class A	8,759	3,224
FBA Calificado – Clase B	—	3,605
Others	20,758	18,374

Total	197,989	179,212

Allowances	(66,104)	(66,419)

Total	2,399,228	2,476,948

	03/31/05	12/31/04
OTHER SUBSIDIARIES´ ASSETS
Premium receivables from insurance companies	21,887	16,431
Others related to insurance business	449	15,911

Total	22,336	32,342

OTHER SUBSIDIARIES´ LIABILITIES
Insurance companies, claims in adjustment process	243,388	312,638
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	89,153	90,470
Insurance companies, mathematical reserve	1,289,800	1,235,383
Insurance companies, reinsurer´s reserve	(83,195)	(79,191)
Difference arising from secured loans accrued valuation	(57,393)	(58,458)
Benefit pending of integration – Resolution No. 29.796	(121,425)	(114,266)
Others related to insurance business	77,634	26,811

Total	1,437,962	1,413,387

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

- Stated in thousands of pesos -

	03/31/05	12/31/04
COMMERCIAL PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	7,232,369	7,084,116
Other collaterals and counter guaranty “B”	34,166	23,919
Without senior security or counter guaranty	2,015,637	1,717,505
In potential risk
Other collaterals and counter guaranty “B”	7,541	8,465
Without senior security or counter guaranty	188,413	200,830
Nonperforming
Other collaterals and counter guaranty “B”	—	44
Without senior security or counter guaranty	37,130	41,167
With high risk of uncollectibility
Other collaterals and counter guaranty “B”	2,459	411
Without senior security or counter guaranty	24,756	23,796
Uncollectible
Other collaterals and counter guaranty “B”	889	2,577
Without senior security or counter guaranty	20,757	21,577

Total	9,564,117	9,124,407

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

- Stated in thousands of pesos -

	03/31/05	12/31/04
CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	5,169	5,254
Other collaterals and counter guaranty “B”	400,114	394,996
Without senior security or counter guaranty	721,492	692,920
Inadequate performance
Other collaterals and counter guaranty “B”	4,541	3,444
Without senior security or counter guaranty	5,216	4,403
Deficient performance
Preferred collaterals and counter guaranty “A”	159	—
Other collaterals and counter guaranty “B”	939	3,880
Without senior security or counter guaranty	3,644	7,423
Unlikely to be collected
Other collaterals and counter guaranty “B”	1,456	1,377
Without senior security or counter guaranty	4,092	3,330
Uncollectible
Other collaterals and counter guaranty “B”	6,308	7,839
Without senior security or counter guaranty	3,339	3,563
Uncollectible, classified as such under regulatory requirements
Other collaterals and counter guaranty “B”	51	51
Without senior security or counter guaranty	135	81

Total	1,156,655	1,128,561

General Total (1)	10,720,772	10,252,968

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS’

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of BBVA BANCO FRANCÉS S.A. as of March 31, 2005 and the related statements of income, changes in stockholders’ equity and cash flows for the three-month period then ended, with their notes 1 to 16 and supplemental exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and subsidiaries (listed in note 1 to the consolidated financial statement) as of March 31, 2005 and the related consolidated statements of income and changes in cash flows for the three-month period then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to make a representation on such financial statements, based on our limited review performed with the scope described in caption 2.

2.	Scope of the review

We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	As more fully explained in Notes 15, 15.1.6 and 15.1.7 to the accompanying financial statements, the Bank’s Board of Directors expresses its view in the following terms: given the favorable evolution of economic variables and as a result of the actions implemented by the Bank, its main variables are showing an improvement. In this respect, the Bank’s Board of Directors emphasizes: 1) the restructuring of a substantial part of Argentina’s sovereign debt in default since late 2001, which will give the National Government financial breathing space to comply with the repayments of the recently restructured debt and to continue complying with the repayments of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government). However, due to the factors mentioned in such Note 15, the restructured bonds have not yet been received by the Bank; and 2) the issuance of the resolution by the Superintendent of Financial and Exchange Institutions on February 23, 2005 indicating the compliance with the Regularization and Reorganization Plan that the Bank filed with the B.C.R.A.

Notwithstanding what has been already indicated about Government Securities and financial assistance to the Public Sector, the value of the Bank’s holdings to be eventually recovered will depend on the evolution of the above described situation and of the financial decisions made by the Bank’s Board of Directors. The accompanying financial statements must be read in the light of those circumstances.

b)	As more fully discussed in notes 15.1.3. and 3.II.c) to the accompanying financial statements, as allowed by the standards issued in this respect by the B.C.R.A., as of March 31, 2005, the Bank presented net assets for 695,145 thousands of pesos, in account Organization and Development Expenses under the item Intangible Assets, to reflect the balances arising from the compliance with court rulings ordering the refund of deposits in the financial system, in accordance with the provisions of Law No. 25,561, Decree 214/02 and supplementary regulations. Although the Bank estimates that there are possibilities of compensation or recovery of the losses resulting from this situation, the Bank is unable to predict the final outcome of this matter.

c)	Note 3 to the financial statements shows the differences between the accounting standards established by the BCRA used for the preparation of the financial statements referred to in caption 1 and the accounting principles generally accepted in Buenos Aires City. In addition, other differences with respect to the accounting principles generally accepted in Buenos Aires City are detailed in Note 2.2. to the consolidated financial statements.

d)	We have audited the Bank’s financial statements as of December 31, 2004 (opening balances), whose individual and consolidated balance sheet and their respective supplementary information have been presented comparatively and on which we issued our report dated March 4, 2005, to which we refer, including a favorable opinion with certain qualifications due to: (i) the uncertainty indicated in point b) under this caption and (ii) divergences from the accounting principles generally accepted in Buenos Aires City.

Additionally, we have reviewed the financial statements for the three month period ended March 31, 2004, whose statement of changes in stockholders’ equity and individual and consolidated statements of income and of cash flows and their respective supplementary information have been presented comparatively and on which we issued our limited review report dated May 10, 2004, to which we refer, not making any representation due to the limitations to the scope of our professional work and to the very significant and pervasive effects on these financial statements of the uncertainties existing at that date related to:

i)	the recoverable book value of government securities and credit assistance granted to the government sector;

ii)	the asset recorded for the expected compensation for payments to depositors made under court orders;

iii)	the determination of the final amount of compensation generated by the difference between adjustment indexes (CER-CVS);

iv)	the determination of the final amount of compensation generated by the devaluation and conversion into pesos established by Decrees 905/2002 and complementary regulations; and

v)	the complying of the Regularization and Reorganization Plan submitted by the Bank to the BCRA.

In addition, there were divergences from the accounting principles generally accepted in Buenos Aires City.

The uncertainties mentioned in points (i), (iii), (iv) and (v) have already been resolved at the date of issuance of this report.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, we are in a position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its controlled companies as of March 31, 2005, give consideration to all the significant facts and circumstances of which we are aware; and

b)	we do not have any other observations to mention except as indicated under caption 3.

As described in note 17 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in Note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English of the financial statements described in caption 1 and of this independent accountants´ limited review report has been made solely for the convenience of English-speaking readers.

Buenos Aires, May 11, 2005

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 20, 2005	By:	/s/ Marcelo G. Canestri
		Name:	Marcelo G. Canestri
		Title:	Chief Financial Officer